206406

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022822

RECD S.E.C.
JAN 26 2006
1086

January 24, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2006

Re: Johnson & Johnson
Incoming letter dated December 19, 2005

Dear Ms. Goodman:

This is in response to your letters dated December 19, 2005 and December 22, 2005 concerning the shareholder proposal submitted to Johnson & Johnson by the National Legal and Policy Center. We also have received a letter on the proponent's behalf dated December 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 19, 2005

Direct Dial
(202) 955-8653

Client No.
C 45016-01913

Fax No.
(202) 530-9677

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the National Legal and Policy Center*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Johnson & Johnson (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the National Legal and Policy Center (the "Proponent") relating to a report on the estimated impacts on the Company of a flat tax. The Proposal and related correspondence are attached hereto as Exhibit A.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6), because the Proposal is vague and indefinite and, therefore, the Company would lack the power or authority to implement the Proposal, and Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations. Alternatively, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that the website references may be omitted from the first paragraph of the Proposal.

THE PROPOSAL

The Proposal states:

"Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for the Company, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to the Company of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing.
4. Abolishing special "preferences" or "loopholes" in the corporate tax code.
5. Savings attained from reduced business compliance costs."

ANALYSIS

I. The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We believe that the Proposal's broad references to the information that it seeks to have set forth in the requested report render the Proposal so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's (the "Commission") proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement it. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On numerous occasions, the Staff has concurred that proposals requesting that reports be issued can be excluded as vague and indefinite when the proposals contain only general or uninformative references to complex or multifaceted standards or criteria that would be implicated by the proposal. For example, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. *See also The Ryland Group, Inc.* (avail. Jan. 19, 2005), *Albertsons, Inc.* (avail. Mar. 5, 2004), *Terex Corp.* (avail. Mar. 1, 2004) and *Smithfield Foods, Inc.* (avail. July 18, 2003) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

The Proposal is vague and indefinite in numerous respects, including:

1. The Proposal lists five broad issues to be addressed by the requested report. Certain of these topics could be interrelated, and yet the Proposal does not indicate whether each topic is to be addressed on a stand-alone basis or as part of a whole. For example, the Proposal states that the proposed report should estimate the impact of "Taxing all profits at a flat rate of 17 percent and at other alternative flat rates" and "Replacing depreciation with capital expensing." However, the Proposal does not state whether, in addressing the first of these items, the Company is to assume that the second is also in effect (that is, report on the effect of a flat tax on profits assuming that depreciation is replaced with capital expensing), or whether the two issues are to be addressed separately.

2. Numerous critical terms and elements of each of the five items to be addressed in the proposed report are not defined and in this context do not have generally understood meanings. For example:

    a. The first item in the Proposal asks that the Company estimate the impact of taxing all "profits" at a flat rate of 17% and at other alternative flat rates. The Proposal does not, however, define the term "profits" and, while that term is used in a variety of contexts in the Internal Revenue Code, there are no existing provisions under the Internal Revenue Code providing for a comprehensive system of taxation on corporate "profits." Thus, it is unclear how the critical term, "profits," is to be determined.

The Proposal further provides no indication as to when revenue would be recognized for tax purposes, nor suggests whether the flat tax would be assessed against *all* profits however derived (for example, dividends, interest, sale of goods, sale of capital assets) or only on certain types of profits (for example, sale of inventory and goods, but not dividends or other passive income). Nor does the Proposal indicate whether or the extent to which different types of losses may be applied to offset income (for example, could losses on the sale of investment securities be applied to offset income from operations) or whether there would be any allowance for loss carry-forwards or loss carry-backs. Moreover, the Company has many subsidiaries and it is unclear whether the concept of a consolidated group would continue and whether losses generated by the Company subsidiaries would be eligible to offset or reduce income generated in other Company subsidiaries. The Proposal also does not address whether, in providing the requested information, the Company is to assume that income is taxed by states at a flat rate or under the current system.

b. The second item in the Proposal asks that the Company estimate the impact of limiting taxable income to only "income earned in the U.S." This item in the Proposal differs from the first item addressed above by referring to "income," not "profits." Currently, the Internal Revenue Code has very complex sourcing rules on determining whether income is from a U.S. source or a foreign source and for allocation and apportionment of expenses between U.S. and foreign sources. *See* Sections 861 through 865 of the Internal Revenue Code and the 179 pages of Treasury regulations under these provisions. The Proposal, however, does not define what "income earned in the U.S." means or how it is determined, making it impossible to determine what information is to be provided. For instance, the Company would need to determine whether the following constitutes "income earned in the U.S.": (1) dividends paid by foreign corporations to a U.S. corporation; (2) the sale of stock of a foreign company; and (3) sales from a U.S. corporation to foreign persons or corporations. As noted above, the Proposal is ambiguous as to whether the proposed report is to address the effect of limiting taxable income to "income earned in the U.S." under the current Internal Revenue Code income tax regime, or whether this concept is supposed to be used in some unspecified manner in the process of calculating "profits" that are subject to a flat tax, or whether the Company is to assume that "income earned in the U.S." (as opposed to "profit") is taxed at a flat rate.

c. The third item in the Proposal asks that the Company estimate the impact of replacing depreciation with capital expensing. While this concept may refer to treating the acquisition of any depreciable property as a capital expense in the year acquired, it is unclear how this standard would impact the requested flat tax analysis as the Proposal provides no guidance on how expenses are used in determining the Company's tax liability (as discussed in the previous paragraphs). Indeed, this item highlights the many other elements of a tax calculation on which the Proposal gives no guidance. For example, this item addresses only the treatment of assets that are subject to depreciation, but the Proposal does not address how intangible assets and goodwill would be amortized, if at all, or whether those items would be expensed. (Currently, Internal Revenue Code Section 197 provides for amortization of certain intangible assets over a 15-year period.) Thus, the Company would not know whether, when attempting to prepare the requested report, it would deduct, for example, the expense of an acquisition in the year of the acquisition.

d. The fourth item in the Proposal asks that the Company estimate the impact of abolishing "special preferences" or "loopholes" in the "corporate tax code." As with the other items, the Proposal is ambiguous as to whether the proposed report is to address the effect of abolishing "special preferences" or "loopholes" in the corporate tax code under the current Internal Revenue Code income tax regime (that is, does the reference to the "corporate tax code" refer to the existing Internal Revenue Code), or whether this assumption is supposed to be used in some unspecified manner in the process of calculating "profits" that are subject to a flat tax. Moreover, as the Proposal's supporting statement itself points out, the number of pages of federal tax law and regulations now exceeds 50,000, and yet the Proposal provides no guidance on how the Company is to determine which provisions in the Internal Revenue Code are part of the "corporate tax code" or are "special preferences" or "loopholes." For instance, the Company engages in numerous corporate acquisitions, dispositions and restructurings each year, and some of these are accomplished on a tax-free basis pursuant to the provisions of the Internal Revenue Code. The Proposal is vague and ambiguous regarding whether these tax-free reorganization provisions that are routinely relied upon are the types of "special preferences" and "loopholes" that are to be eliminated or not. In addition, the Internal Revenue Code currently contains numerous so-called "preference" items that are subject to additional taxes or limits on deductibility. But the Proposal does not address whether these items, which currently have the effect of increasing taxes constitute "special preferences" of the sort to be eliminated in the proposed report, or whether the term "special preferences" is to address only items that reduce tax liability. More generally, many tax provisions that could be viewed as "loopholes" are provisions that were adopted to encourage certain types of activities or business investments under which the taxpayer makes an investment, which is subject to a lower tax rate.

e. The fifth item in the Proposal asks that the Company estimate savings attained from "reduced business compliance costs." The Proposal does not define what constitutes a "compliance cost," nor does it address what is intended to produce reduced business compliance costs. Even assuming that the Proposal means reduced costs in tax compliance, the Proposal does not indicate whether the Company should assume that each or all of the four preceding items have been implemented in order to assess whether there might be reduced business compliance costs. The Proposal also does not indicate whether any savings are to be calculated on a gross basis or on a net basis (that is, offset by any new compliance costs that might be generated). Finally, until the Company knows the answers to all of the other ambiguities and open issues in determining how a flat tax system would operate, the Company has no ability to implement this element of the Proposal because it could not determine whether the alternative system would generate any reduced business compliance costs.

3. The Proposal does not address whether the Company is supposed to conduct the requested analysis based on its current organization and operations, or whether it should take into account any steps that it might take to implement a tax-efficient structure in response to the hypothetical revisions to the tax system. Indeed, the impact of a change in tax system will depend not only on the direct impact on the Company, but also on the impact on the Company's customers, potential customers and suppliers, who might increase, decrease or otherwise alter the extent to which they purchase the Company's goods and services following the hypothetical revisions to the tax system. These factors could cause the Company to change its business model, which would affect the Company's ability to determine the "impact" of the proposed changes. Without more detail, however, it is simply impossible for the Company to determine how to implement the Proposal.

4. The Proposal does not provide any time frame for the information requested, nor does it address any transition issues as to how quickly and in what manner the conversion to an alternative tax system would be effected. Thus, neither shareholders nor the Company would know whether the requested report is to

address the effects as if the assumed items had been implemented in a past year, or for the current year, or even whether the report is to address annual effects or effects over a multi-year period. For the reasons referred to in the immediately preceding paragraph, as well as because of changes in the Company's results of operations and the nature of the Company's business over time, the impact of the enumerated items would clearly differ from year to year and over time.

As with the proposals considered in *Kroger Co., The Ryland Group, Inc., Albertsons, Inc., Terex Corp., Smithfield Foods, Inc., Johnson & Johnson* and *Alcoa Inc.*, cited above, and for the reasons described above, the Proposal is vague and indefinite because it contains only general and uninformative references to the complex and multifaceted set of issues that would be implicated by the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail."); *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."). For the same reasons, the Proposal also may be excluded pursuant to Rule 14a-8(i)(6).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the proposal deals with matters related to the Company's ordinary business operations.

Under well-established precedent, we believe that the Company also may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). When a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release 20091 (Aug. 16, 1983).

A. *The Proposal Relates to the Company's Sources of Financing.*

The Staff has consistently concurred that proposals addressing hypothetical changes in the application or availability of tax code provisions or the effect of government tax or other federal financial incentives can be excluded as ordinary business because they implicate a company's decisions on sources of financing. In *Texaco Inc.* (avail. Mar. 31, 1992), the Commission, reversing an earlier decision by the Staff, determined that the company could exclude a proposal requesting it to reject taxpayer-guaranteed loans, credits or subsidies, because these matters related to the conduct of the company's ordinary business. *See also E. I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (Staff concurred that the company could omit a similar proposal under the "ordinary business" exception). In *General Electric Co.* (avail. Feb. 15, 2000), GE argued, and the Staff concurred, that on the basis of the *Texaco* precedent GE could omit a shareholder proposal asking it to prepare a report on the financial benefits received by GE from various governmental provisions, including tax abatements and tax credits.

In *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc.* (avail. Mar. 13, 2003), in which the companies cited the *Texaco* and *GE* letters as precedent, the Staff concurred that the companies could exclude a proposal asking for a report on "each tax break that provides the company more than $5 million of tax savings." In *Pfizer*, the company stated,

> Despite the Proponents' pejorative characterization of these sources of funding as "tax breaks" amounting to "successful corporate tax avoidance," such governmental incentive programs are widely available across multiple industries, (*e.g.*, agricultural and airline industries) in a variety of forms, (*e.g.*, small business incentives) and are intended to affect the day-to-day decisions of businesses for which such incentives are provided. To the extent the Company takes advantage of any such governmental incentive programs offering tax incentives to pharmaceutical companies, the Company's management, like its competitors and counterparts in other industries, makes day-to-day business decisions on operational, financial, and capital investment matters in connection with such programs.

In *Pepsico*, the company stated,

> By seeking information related to the company's effective tax rate, the Proposal seeks detailed information relating to the Company's sources of financing. Despite the Proponents' pejorative characterization of these sources as "tax breaks", the sources used by the Company to manage its effective tax rate are at the core of management's daily business planning and decision-making.

Here, by seeking a report on the impact of changes in the manner in which the amount of taxes paid by the Company is calculated, the Proposal necessarily implicates the Company's existing tax planning and the application by the Company or availability to the Company of existing or proposed tax code provisions. For example, the provision in the Proposal calling for the requested report to discuss the impact of "[a]bolishing special 'preferences' or 'loopholes' in the corporate tax code," is no different than the provision in the *Texaco* and *du Pont* letters cited above requesting those companies to reject the use of taxpayer-funded credits or subsidies, and is no different from the provisions discussed in the letter granted to GE, cited above, in which the proponent asked GE to report on the financial benefit received by GE from various governmental sources, including tax abatements and tax credits.

Moreover, the exclusion of proposals requesting information on the implications of changes in the application or availability of tax code provisions is consistent with the rationale underlying the ordinary business exception. Corporate taxes are intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting, and therefore as discussed by the Staff in the 1998 Release are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, the Proposal would interfere with the ordinary business operations of the Company and involve matters that are most appropriately left to the company's management and not to direct shareholder oversight.

B. The Proposal Relates to a Review and Assessment of Pending Legislation.

The Proposal calls for a report on the impact to the Company's business of a flat tax system. A federal flat tax is the subject of a bill recently proposed in Congress. *See* H.R. 1040, 109th Cong. (2005) ("To amend the Internal Revenue Code of 1986 to provide taxpayers a flat tax alternative to the current income tax system."). The Proposal properly may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal implicates the Company's ordinary business operations. In this regard, the Staff consistently has concurred that proposals seeking reports on a company's handling of or assessment of legislative, policy and/or regulatory actions are ordinary business matters.

In *Int'l Business Machines Corporation* (avail. Mar. 2, 2000), the Staff concurred that the company could exclude a proposal seeking to establish a board committee "for the purpose of evaluating the impact on the company of pension-related proposals now being considered by national policy makers." In particular, because pension issues were being considered in federal regulatory and legislative proceedings, the Staff noted that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Pacific Enterprises* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations). Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Dole Food Company* (avail. Feb. 10, 1992) (same); *GTE Corporation* (avail. Feb. 10, 1992) (same); and *Minnesota Mining and Manufacturing Co.* (avail. Feb. 10, 1992) (same).

The Proposal is explicitly attempting to involve the Company in public policy discussions regarding the country's tax policy. For example, the first recital to the Proposal asserts that the Company's "primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies. . . ." Later, the Proposal states "Tax reform is crucial to America's business competitiveness," and "the Company and its shareholders may significantly benefit from significant reform of the federal tax code." The Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareholder proposals at issue in *IBM* and *Pepsico*, the Proposal seeks to intervene in the Company's day-to-day operations, directly implicating the first consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

While we do not believe that the public discussions of a flat tax system have reached the level of public debate that arises to a significant policy issue thereby preventing exclusion under Rule 14a-8(i)(7), that aspect of the Proposal is not relevant for purposes of Rule 14a-8(i)(7) because specific elements of the Proposal implicate the Company's ordinary business. The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it touches upon a significant social policy issue. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the element of the Proposal requesting a report on the impact of "[a]bolishing special 'preferences' or 'loopholes' in the corporate tax code" is no different than the proposals that the Staff concurred involved ordinary business matters in the letters issued to *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc.* (avail. Mar. 13, 2003). Thus, regardless of whether other elements of the Proposal may be deemed to implicate social policy issues, that element of the Proposal alone results in it being excludable. *See E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters). Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding sources of financing and a review and assessment of pending legislation, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

III. In the Alternative, the Company May Exclude the Cited Websites Pursuant to Rule 14a-8(i)(3).

If the Staff does not agree that the Proposal may be excluded pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) or 14a-8(i)(7), we respectfully request that the Staff concur that the Company, pursuant to Rule 14a-8(i)(3), may exclude the two website addresses cited in the Proposal. Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. Staff Legal Bulletin No. 14 (July 13, 2001) section F.1. states that a website address may be excluded under Rule 14a-8(i)(3) where "information contained on the website . . . may be irrelevant to the subject matter of the proposal."

In the first paragraph of the Proposal's supporting statement, the Proponent cites two website addresses, http://www.nlpc.org/cip.asp (the Proponent's website, a copy of which link is attached hereto as Exhibit B) and www.FreeEnterpriseActionFund.com/about.html (the Free Enterprise Action Fund website, a copy of which link is attached hereto as Exhibit C), both of which the Company believes are irrelevant to the subject matter of the Proposal and which, if included in the 2006 Proxy Materials, would prove confusing and potentially misleading to the Company's shareholders. The link to the Proponent's website describes the Proponent's so-called "Corporate Integrity Project" and references "[s]candals involving Enron, Arthur Andersen, Global Crossing,

Boeing and WorldCom [that] have shaken confidence in America's corporate leaders." The website goes on to explain the Proponent's efforts to promote corporate governance and to expose:

- the seeking of influence on public officials by corporations, which is the inevitable result of high levels of government spending and intervention in the marketplace,

- practices that undermine the free enterprise system, including philanthropic giving to groups hostile to a free economy, and

- efforts by corporations to use the power of government regulation to gain advantages on competitors. Exhibit B.

Neither the Proposal nor the Proponent's website link explains how such corporate scandals and the Proponent's efforts to promote corporate governance or expose corporate abuse are in any way related to the subject matter of the Proposal, a report discussing the impact of a flat tax system on the Company. Moreover, the references on the Proponent's website link to scandals and corporate abuse could be misleading to the Company's shareholders because it suggests that the Proposal is intended to address such a scandal with respect to the Company, and in any event, casts the Company in a pejorative light. Therefore, the information included in the Proponent's website link is irrelevant to the Proposal.

The link to the Free Enterprise Action Fund's website describes the objectives of the Free Enterprise Action Fund, a for-profit mutual fund that, "seek[s] long-term capital appreciation through investment and advocacy that promote the American system of free enterprise." Exhibit C. There is no relationship between the statements on the Free Enterprise Action Fund's website and the subject matter of the Proposal. Therefore, the information contained in the link is "irrelevant to the subject matter of" the Proposal and may be excluded pursuant to Staff Legal Bulletin No. 14 (July 13, 2001). Thus, its inclusion in the supporting statement would prove confusing and potentially misleading to the Company's shareholders. Accordingly, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that the Company may exclude the foregoing website citations from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2464.

Sincerely,

Amy L. Goodman

ALG/ela

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
Peter Flaherty, National Legal and Policy Center

DC_70336789_1.DOC

Exhibit A

Submitted by National Legal and Policy Center

(2)

FLAT TAX REPORT

Whereas:

Johnson & Johnson's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes

Whereas:

Johnson & Johnson and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Johnson & Johnson, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Johnson & Johnson of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;

Exhibit B

National Legal and Policy Center
"promoting ethics in public life"

Monday, 19 December 2005

Corporate Integrity Project

Scandals involving Enron, Tyco, Global Crossing, Boeing and WorldCom have shaken confidence in America's corporate leaders. NLPC seeks to promote integrity in corporate governance, including honesty and fair play in relationships with shareholders, employees, business partners and customers. In doing so, NLPC places special emphasis on:

- Asserting that the social responsibility of the corporation is to defend and advance the interests of the people who own the company, the shareholders. True responsibility is fidelity to one's own mission, not someone else's, or someone else's political agenda.

- Exposing the seeking of influence on public officials by corporations, which is the inevitable result of high levels of government spending and intervention in the marketplace.

- Combating practices that undermine the free enterprise system, including philanthropic giving to groups hostile to a free economy.

NLPC Fights Slave Reparations

JPMorganChase
LEHMAN BROTHERS
BankofAmerica
WACHOVIA

Click here for details

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- Boeing Tanker Deal Scandal
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MCI/WorldCom

- MCI/WorldCom Accounting Fraud Scandal

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- Forged Document Scandal

Subway

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- Misleading Ads

Fannie Mae

- Accounting Scandal

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Exhibit C


FREE ENTERPRISE
ACTION FUND

home | about the fund | how to invest | advocacy | request information | contact

Portfolio

Pricing/Performance

News

Semi-Annual Report

Proxy Voting

THE SOCIAL RESPONSIBILITY OF A BUSINESS IS TO INCREASE ITS PROFITS.

—MILTON FRIEDMAN, WINNER OF THE 1976 NOBEL PRIZE IN ECONOMICS

About the Fund

The Free Enterprise Action Fund is the first mutual fund to seek long-term capital appreciation through investment and advocacy that promote the American system of free enterprise.

Why the Free Enterprise Action Fund? Why now?
Corporations are increasingly under attack by the anti-business movement, i.e. social activists operating under the banners of "Corporate Social Responsibility" (CSR) and "Socially Responsible Investing" (SRI). Many of these activists' agendas and tactics threaten businesses, investor interests, jobs and the free enterprise system.

Why is "corporate social responsibility" a threat?
CSR activists circumvent our democratic process by trying to implement their social agendas through businesses rather the public political process. They try to force businesses to adopt policies and practices outside existing laws and regulations. These activists define what constitutes "corporate social responsibility" according to their own political and social beliefs, and then pressure corporate managements to adopt their agendas. Targeted corporations—fearing organized boycott, negative publicity, shareholder controversy, litigation, and/or product disparagement—often choose to appease these activists.

CSR distracts business from business. CSR activists and initiatives distract corporate managements from their traditional responsibility of operating businesses in the long-term best interests of investors. CSR can harm a company's ability to conduct business based on sound economics, sound science, and traditional business goals and practices.

Appeasement encourages more anti-business activism. Targeted businesses often implement CSR initiatives—which sometimes include giving money to anti-business activists—in an effort to appease activists, not because the programs make business sense, benefit shareholders, or even effectively address social or environmental good. Even after businesses adopt CSR policies, the activists often continue to criticize them and pursue more demands. Appeased activists are encouraged, not quieted. At best, appeasement is a short-sighted strategy that may have long-term adverse effects rippling beyond the bottom line of the targeted company, to other businesses in the same industry and related industries and, ultimately, to the American system of free enterprise.

End-run around democracy. Activists often resort to CSR when their social agendas are rejected in the public debate that makes up our democratic system. Failing to press government into action, frustrated activists resort to demanding private concessions from individual businesses and whole industries. For example, though the Kyoto treaty on global warming has been overwhelmingly rejected by the U.S. Senate (95-0) and the President, global warming activists are pressuring companies to implement the treaty on a private or business-by-business basis.

Why is "socially responsible investing" a potential threat?
So-called "socially responsible investing" (SRI) is the practice of investing based on exclusionary criteria—e.g., avoidance of companies in particular industries or companies otherwise in the disfavor of social activists. SRI funds reportedly controlled over $2 trillion in assets (1 in 9 dollars invested) in 2003. Though most SRI is not currently activist-oriented, **an estimated $448 billion in assets was reportedly controlled in 2003 by shareholder activists,** many of whom are anti-business.

SRI activists are increasingly pressuring business and government for CSR-type concessions. SRI activists pressure businesses on CSR-type issues. SRI investment managers have petitioned the Securities and Exchange Commission (SEC) to force businesses to disclose non-existent "liabilities" for global warming on their balance sheets. Perhaps even more alarming, SRI activists are also lobbying the SEC to change proxy voting rules so that they will be able to elect their own representatives to corporate boards.

Are CSR and SRI always bad?
No. Many businesses incorporate their social ideas as fundamental parts of their business plan specifically to appeal to like-minded consumers. In many situations, this is good business, good marketing and entirely consistent with the values of free enterprise—as is the SRI investor's right to invest in such businesses. The Free Enterprise Action Fund, however, is focused on taking on the anti-business movement—CSR and SRI activists who target companies for appeasements and concessions that are bad for business, bad for investors, and bad for the free enterprise system.

What are the Goals of the Free Enterprise Action Fund?

Our Investment Strategy. The Fund will invest in the common stock of companies generally found in the Fortune 500 and S&P 500. The Fund will seek to enhance the return of this portfolio with certain additional strategies more fully described in the Prospectus.

Our Advocacy. The Fund intends to utilize its status as an institutional shareholder to educate and persuade companies to focus on increasing shareholder value and profits rather than vainly trying to appease outside activists.

The Fund will direct advocacy and education efforts at corporate managements, institutional shareholders, the media and the public.

Our Contribution to Free Enterprise. By working to keep businesses focused on business rather than activist-defined CSR, the Fund aims to promote more generally our system of free enterprise.

Who will manage the Free Enterprise Action Fund?
The Fund is managed by Action Fund Management, LLC, a registered investment adviser. The principals of AFM are Thomas Borelli, PhD, and Steven Milloy, MHS, JD, LLM, who have 30 years of combined experience in public policy issues and advocacy. The Fund's sub-advisor is Thinkorswim Advisors, Inc. The Fund is distributed by BISYS Fund Services Limited Partnership.



What are the risks of investing?
Equity securities (stocks) are more volatile and carry more risk than other forms of investments, including investments in high-grade fixed income securities. The net asset value per share of this Fund will fluctuate as the value of the securities in the portfolio changes.

How do I invest in the Free Enterprise Action Fund?
To obtain a copy of the prospectus click here. To download our investor application forms click here. For a complete investor kit, send an e-mail request to info@freeenterpriseactionfund.com or you may call us at 1.800.766.3960 (Monday-Friday 8 a.m. - 6 p.m.) or write to us at Free Enterprise Action Fund, P.O. Box 182490, Columbus, OH 43218-2490.

An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or click here. Please read the prospectus carefully before investing.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 22, 2005

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Johnson & Johnson*
Supplemental Letter regarding
Shareholder Proposal of the National Legal and Policy Center
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, Johnson & Johnson (the "Company"). On behalf of the Company, we submitted a request for no-action relief to the Staff on December 19, 2005 regarding a shareholder proposal (the "Proposal") and a statement in support thereof received from the National Legal and Policy Center (the "Proponent"). The letter of December 19, 2005, which is attached to this letter as Exhibit A, did not contain a complete copy of the Proposal, supporting statement and related correspondence from the Proponent. Accordingly, attached as Exhibit B to this letter is a complete copy of the Proposal, supporting statement and related correspondence with the Proponent.

If the Staff has any questions or comments regarding the filing, please contact me at (202) 955-8653, or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Sincerely,

Amy L. Goodman

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
Peter Flaherty, National Legal and Policy Center

DC_70337164_1.DOC

Exhibit A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 19, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the National Legal and Policy Center*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Johnson & Johnson (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the National Legal and Policy Center (the "Proponent") relating to a report on the estimated impacts on the Company of a flat tax. The Proposal and related correspondence are attached hereto as Exhibit A.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6), because the Proposal is vague and indefinite and, therefore, the Company would lack the power or authority to implement the Proposal, and Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations. Alternatively, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that the website references may be omitted from the first paragraph of the Proposal.

THE PROPOSAL

The Proposal states:

"Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for the Company, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to the Company of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing.
4. Abolishing special "preferences" or "loopholes" in the corporate tax code.
5. Savings attained from reduced business compliance costs."

ANALYSIS

I. The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We believe that the Proposal's broad references to the information that it seeks to have set forth in the requested report render the Proposal so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's (the "Commission") proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement it. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On numerous occasions, the Staff has concurred that proposals requesting that reports be issued can be excluded as vague and indefinite when the proposals contain only general or uninformative references to complex or multifaceted standards or criteria that would be implicated by the proposal. For example, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. *See also The Ryland Group, Inc.* (avail. Jan. 19, 2005), *Albertsons, Inc.* (avail. Mar. 5, 2004), *Terex Corp.* (avail. Mar. 1, 2004) and *Smithfield Foods, Inc.* (avail. July 18, 2003) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

The Proposal is vague and indefinite in numerous respects, including:

1. The Proposal lists five broad issues to be addressed by the requested report. Certain of these topics could be interrelated, and yet the Proposal does not indicate whether each topic is to be addressed on a stand-alone basis or as part of a whole. For example, the Proposal states that the proposed report should estimate the impact of "Taxing all profits at a flat rate of 17 percent and at other alternative flat rates" and "Replacing depreciation with capital expensing." However, the Proposal does not state whether, in addressing the first of these items, the Company is to assume that the second is also in effect (that is, report on the effect of a flat tax on profits assuming that depreciation is replaced with capital expensing), or whether the two issues are to be addressed separately.

2. Numerous critical terms and elements of each of the five items to be addressed in the proposed report are not defined and in this context do not have generally understood meanings. For example:

    a. The first item in the Proposal asks that the Company estimate the impact of taxing all "profits" at a flat rate of 17% and at other alternative flat rates. The Proposal does not, however, define the term "profits" and, while that term is used in a variety of contexts in the Internal Revenue Code, there are no existing provisions under the Internal Revenue Code providing for a comprehensive system of taxation on corporate "profits." Thus, it is unclear how the critical term, "profits," is to be determined.

The Proposal further provides no indication as to when revenue would be recognized for tax purposes, nor suggests whether the flat tax would be assessed against *all* profits however derived (for example, dividends, interest, sale of goods, sale of capital assets) or only on certain types of profits (for example, sale of inventory and goods, but not dividends or other passive income). Nor does the Proposal indicate whether or the extent to which different types of losses may be applied to offset income (for example, could losses on the sale of investment securities be applied to offset income from operations) or whether there would be any allowance for loss carry-forwards or loss carry-backs. Moreover, the Company has many subsidiaries and it is unclear whether the concept of a consolidated group would continue and whether losses generated by the Company subsidiaries would be eligible to offset or reduce income generated in other Company subsidiaries. The Proposal also does not address whether, in providing the requested information, the Company is to assume that income is taxed by states at a flat rate or under the current system.

b. The second item in the Proposal asks that the Company estimate the impact of limiting taxable income to only "income earned in the U.S." This item in the Proposal differs from the first item addressed above by referring to "income," not "profits." Currently, the Internal Revenue Code has very complex sourcing rules on determining whether income is from a U.S. source or a foreign source and for allocation and apportionment of expenses between U.S. and foreign sources. *See* Sections 861 through 865 of the Internal Revenue Code and the 179 pages of Treasury regulations under these provisions. The Proposal, however, does not define what "income earned in the U.S." means or how it is determined, making it impossible to determine what information is to be provided. For instance, the Company would need to determine whether the following constitutes "income earned in the U.S.": (1) dividends paid by foreign corporations to a U.S. corporation; (2) the sale of stock of a foreign company; and (3) sales from a U.S. corporation to foreign persons or corporations. As noted above, the Proposal is ambiguous as to whether the proposed report is to address the effect of limiting taxable income to "income earned in the U.S." under the current Internal Revenue Code income tax regime, or whether this concept is supposed to be used in some unspecified manner in the process of calculating "profits" that are subject to a flat tax, or whether the Company is to assume that "income earned in the U.S." (as opposed to "profit") is taxed at a flat rate.

c. The third item in the Proposal asks that the Company estimate the impact of replacing depreciation with capital expensing. While this concept may refer to treating the acquisition of any depreciable property as a capital expense in the year acquired, it is unclear how this standard would impact the requested flat tax analysis as the Proposal provides no guidance on how expenses are used in determining the Company's tax liability (as discussed in the previous paragraphs). Indeed, this item highlights the many other elements of a tax calculation on which the Proposal gives no guidance. For example, this item addresses only the treatment of assets that are subject to depreciation, but the Proposal does not address how intangible assets and goodwill would be amortized, if at all, or whether those items would be expensed. (Currently, Internal Revenue Code Section 197 provides for amortization of certain intangible assets over a 15-year period.) Thus, the Company would not know whether, when attempting to prepare the requested report, it would deduct, for example, the expense of an acquisition in the year of the acquisition.

d. The fourth item in the Proposal asks that the Company estimate the impact of abolishing "special preferences" or "loopholes" in the "corporate tax code." As with the other items, the Proposal is ambiguous as to whether the proposed report is to address the effect of abolishing "special preferences" or "loopholes" in the corporate tax code under the current Internal Revenue Code income tax regime (that is, does the reference to the "corporate tax code" refer to the existing Internal Revenue Code), or whether this assumption is supposed to be used in some unspecified manner in the process of calculating "profits" that are subject to a flat tax. Moreover, as the Proposal's supporting statement itself points out, the number of pages of federal tax law and regulations now exceeds 50,000, and yet the Proposal provides no guidance on how the Company is to determine which provisions in the Internal Revenue Code are part of the "corporate tax code" or are "special preferences" or "loopholes." For instance, the Company engages in numerous corporate acquisitions, dispositions and restructurings each year, and some of these are accomplished on a tax-free basis pursuant to the provisions of the Internal Revenue Code. The Proposal is vague and ambiguous regarding whether these tax-free reorganization provisions that are routinely relied upon are the types of "special preferences" and "loopholes" that are to be eliminated or not. In addition, the Internal Revenue Code currently contains numerous so-called "preference" items that are subject to additional taxes or limits on deductibility. But the Proposal does not address whether these items, which currently have the effect of increasing taxes constitute "special preferences" of the sort to be eliminated in the proposed report, or whether the term "special preferences" is to address only items that reduce tax liability. More generally, many tax provisions that could be viewed as "loopholes" are provisions that were adopted to encourage certain types of activities or business investments under which the taxpayer makes an investment, which is subject to a lower tax rate.

e. The fifth item in the Proposal asks that the Company estimate savings attained from "reduced business compliance costs." The Proposal does not define what constitutes a "compliance cost," nor does it address what is intended to produce reduced business compliance costs. Even assuming that the Proposal means reduced costs in tax compliance, the Proposal does not indicate whether the Company should assume that each or all of the four preceding items have been implemented in order to assess whether there might be reduced business compliance costs. The Proposal also does not indicate whether any savings are to be calculated on a gross basis or on a net basis (that is, offset by any new compliance costs that might be generated). Finally, until the Company knows the answers to all of the other ambiguities and open issues in determining how a flat tax system would operate, the Company has no ability to implement this element of the Proposal because it could not determine whether the alternative system would generate any reduced business compliance costs.

3. The Proposal does not address whether the Company is supposed to conduct the requested analysis based on its current organization and operations, or whether it should take into account any steps that it might take to implement a tax-efficient structure in response to the hypothetical revisions to the tax system. Indeed, the impact of a change in tax system will depend not only on the direct impact on the Company, but also on the impact on the Company's customers, potential customers and suppliers, who might increase, decrease or otherwise alter the extent to which they purchase the Company's goods and services following the hypothetical revisions to the tax system. These factors could cause the Company to change its business model, which would affect the Company's ability to determine the "impact" of the proposed changes. Without more detail, however, it is simply impossible for the Company to determine how to implement the Proposal.

4. The Proposal does not provide any time frame for the information requested, nor does it address any transition issues as to how quickly and in what manner the conversion to an alternative tax system would be effected. Thus, neither shareholders nor the Company would know whether the requested report is to

> address the effects as if the assumed items had been implemented in a past year, or for the current year, or even whether the report is to address annual effects or effects over a multi-year period. For the reasons referred to in the immediately preceding paragraph, as well as because of changes in the Company's results of operations and the nature of the Company's business over time, the impact of the enumerated items would clearly differ from year to year and over time.

As with the proposals considered in *Kroger Co., The Ryland Group, Inc., Albertsons, Inc., Terex Corp., Smithfield Foods, Inc., Johnson & Johnson* and *Alcoa Inc.*, cited above, and for the reasons described above, the Proposal is vague and indefinite because it contains only general and uninformative references to the complex and multifaceted set of issues that would be implicated by the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail."); *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."). For the same reasons, the Proposal also may be excluded pursuant to Rule 14a-8(i)(6).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the proposal deals with matters related to the Company's ordinary business operations.

Under well-established precedent, we believe that the Company also may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). When a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release 20091 (Aug. 16, 1983).

A. The Proposal Relates to the Company's Sources of Financing.

The Staff has consistently concurred that proposals addressing hypothetical changes in the application or availability of tax code provisions or the effect of government tax or other federal financial incentives can be excluded as ordinary business because they implicate a company's decisions on sources of financing. In *Texaco Inc.* (avail. Mar. 31, 1992), the Commission, reversing an earlier decision by the Staff, determined that the company could exclude a proposal requesting it to reject taxpayer-guaranteed loans, credits or subsidies, because these matters related to the conduct of the company's ordinary business. *See also E. I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (Staff concurred that the company could omit a similar proposal under the "ordinary business" exception). In *General Electric Co.* (avail. Feb. 15, 2000), GE argued, and the Staff concurred, that on the basis of the *Texaco* precedent GE could omit a shareholder proposal asking it to prepare a report on the financial benefits received by GE from various governmental provisions, including tax abatements and tax credits.

In *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc.* (avail. Mar. 13, 2003), in which the companies cited the *Texaco* and *GE* letters as precedent, the Staff concurred that the companies could exclude a proposal asking for a report on "each tax break that provides the company more than $5 million of tax savings." In *Pfizer*, the company stated,

> Despite the Proponents' pejorative characterization of these sources of funding as "tax breaks" amounting to "successful corporate tax avoidance," such governmental incentive programs are widely available across multiple industries, (*e.g.*, agricultural and airline industries) in a variety of forms, (*e.g.*, small business incentives) and are intended to affect the day-to-day decisions of businesses for which such incentives are provided. To the extent the Company takes advantage of any such governmental incentive programs offering tax incentives to pharmaceutical companies, the Company's management, like its competitors and counterparts in other industries, makes day-to-day business decisions on operational, financial, and capital investment matters in connection with such programs.

In *Pepsico*, the company stated,

> By seeking information related to the company's effective tax rate, the Proposal seeks detailed information relating to the Company's sources of financing. Despite the Proponents' pejorative characterization of these sources as "tax breaks", the sources used by the Company to manage its effective tax rate are at the core of management's daily business planning and decision-making.

Here, by seeking a report on the impact of changes in the manner in which the amount of taxes paid by the Company is calculated, the Proposal necessarily implicates the Company's existing tax planning and the application by the Company or availability to the Company of existing or proposed tax code provisions. For example, the provision in the Proposal calling for the requested report to discuss the impact of "[a]bolishing special 'preferences' or 'loopholes' in the corporate tax code," is no different than the provision in the *Texaco* and *du Pont* letters cited above requesting those companies to reject the use of taxpayer-funded credits or subsidies, and is no different from the provisions discussed in the letter granted to GE, cited above, in which the proponent asked GE to report on the financial benefit received by GE from various governmental sources, including tax abatements and tax credits.

Moreover, the exclusion of proposals requesting information on the implications of changes in the application or availability of tax code provisions is consistent with the rationale underlying the ordinary business exception. Corporate taxes are intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting, and therefore as discussed by the Staff in the 1998 Release are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, the Proposal would interfere with the ordinary business operations of the Company and involve matters that are most appropriately left to the company's management and not to direct shareholder oversight.

B. The Proposal Relates to a Review and Assessment of Pending Legislation.

The Proposal calls for a report on the impact to the Company's business of a flat tax system. A federal flat tax is the subject of a bill recently proposed in Congress. *See* H.R. 1040, 109th Cong. (2005) ("To amend the Internal Revenue Code of 1986 to provide taxpayers a flat tax alternative to the current income tax system."). The Proposal properly may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal implicates the Company's ordinary business operations. In this regard, the Staff consistently has concurred that proposals seeking reports on a company's handling of or assessment of legislative, policy and/or regulatory actions are ordinary business matters.

In *Int'l Business Machines Corporation* (avail. Mar. 2, 2000), the Staff concurred that the company could exclude a proposal seeking to establish a board committee "for the purpose of evaluating the impact on the company of pension-related proposals now being considered by national policy makers." In particular, because pension issues were being considered in federal regulatory and legislative proceedings, the Staff noted that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Pacific Enterprises* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations). Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Dole Food Company* (avail. Feb. 10, 1992) (same); *GTE Corporation* (avail. Feb. 10, 1992) (same); and *Minnesota Mining and Manufacturing Co.* (avail. Feb. 10, 1992) (same).

The Proposal is explicitly attempting to involve the Company in public policy discussions regarding the country's tax policy. For example, the first recital to the Proposal asserts that the Company's "primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies. . . ." Later, the Proposal states "Tax reform is crucial to America's business competitiveness," and "the Company and its shareholders may significantly benefit from significant reform of the federal tax code." The Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareholder proposals at issue in *IBM* and *Pepsico*, the Proposal seeks to intervene in the Company's day-to-day operations, directly implicating the first consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

While we do not believe that the public discussions of a flat tax system have reached the level of public debate that arises to a significant policy issue thereby preventing exclusion under Rule 14a-8(i)(7), that aspect of the Proposal is not relevant for purposes of Rule 14a-8(i)(7) because specific elements of the Proposal implicate the Company's ordinary business. The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it touches upon a significant social policy issue. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the element of the Proposal requesting a report on the impact of "[a]bolishing special 'preferences' or 'loopholes' in the corporate tax code" is no different than the proposals that the Staff concurred involved ordinary business matters in the letters issued to *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc.* (avail. Mar. 13, 2003). Thus, regardless of whether other elements of the Proposal may be deemed to implicate social policy issues, that element of the Proposal alone results in it being excludable. *See E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters). Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding sources of financing and a review and assessment of pending legislation, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

III. In the Alternative, the Company May Exclude the Cited Websites Pursuant to Rule 14a-8(i)(3).

If the Staff does not agree that the Proposal may be excluded pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) or 14a-8(i)(7), we respectfully request that the Staff concur that the Company, pursuant to Rule 14a-8(i)(3), may exclude the two website addresses cited in the Proposal. Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. Staff Legal Bulletin No. 14 (July 13, 2001) section F.1. states that a website address may be excluded under Rule 14a-8(i)(3) where "information contained on the website . . . may be irrelevant to the subject matter of the proposal."

In the first paragraph of the Proposal's supporting statement, the Proponent cites two website addresses, http://www.nlpc.org/cip.asp (the Proponent's website, a copy of which link is attached hereto as Exhibit B) and www.FreeEnterpriseActionFund.com/about.html (the Free Enterprise Action Fund website, a copy of which link is attached hereto as Exhibit C), both of which the Company believes are irrelevant to the subject matter of the Proposal and which, if included in the 2006 Proxy Materials, would prove confusing and potentially misleading to the Company's shareholders. The link to the Proponent's website describes the Proponent's so-called "Corporate Integrity Project" and references "[s]candals involving Enron, Arthur Andersen, Global Crossing,

Boeing and WorldCom [that] have shaken confidence in America's corporate leaders." The website goes on to explain the Proponent's efforts to promote corporate governance and to expose:

- the seeking of influence on public officials by corporations, which is the inevitable result of high levels of government spending and intervention in the marketplace,
- practices that undermine the free enterprise system, including philanthropic giving to groups hostile to a free economy, and
- efforts by corporations to use the power of government regulation to gain advantages on competitors. Exhibit B.

Neither the Proposal nor the Proponent's website link explains how such corporate scandals and the Proponent's efforts to promote corporate governance or expose corporate abuse are in any way related to the subject matter of the Proposal, a report discussing the impact of a flat tax system on the Company. Moreover, the references on the Proponent's website link to scandals and corporate abuse could be misleading to the Company's shareholders because it suggests that the Proposal is intended to address such a scandal with respect to the Company, and in any event, casts the Company in a pejorative light. Therefore, the information included in the Proponent's website link is irrelevant to the Proposal.

The link to the Free Enterprise Action Fund's website describes the objectives of the Free Enterprise Action Fund, a for-profit mutual fund that, "seek[s] long-term capital appreciation through investment and advocacy that promote the American system of free enterprise." Exhibit C. There is no relationship between the statements on the Free Enterprise Action Fund's website and the subject matter of the Proposal. Therefore, the information contained in the link is "irrelevant to the subject matter of" the Proposal and may be excluded pursuant to Staff Legal Bulletin No. 14 (July 13, 2001). Thus, its inclusion in the supporting statement would prove confusing and potentially misleading to the Company's shareholders. Accordingly, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that the Company may exclude the foregoing website citations from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2464.

Sincerely,

Amy L. Goodman

ALG/ela

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
Peter Flaherty, National Legal and Policy Center

DC_70336789_1.DOC

Exhibit A

Submitted by National Legal and Policy Center

(2)

FLAT TAX REPORT

Whereas:

Johnson & Johnson's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes

Whereas:

Johnson & Johnson and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Johnson & Johnson, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Johnson & Johnson of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;

Exhibit B

National Legal and Policy Center
"promoting ethics in public life"

Monday, 19 December 2005

Home | About NLPC | Current Projects | Contact Us | Support Our Work

Corporate Integrity Project

Scandals involving Enron, Tyco, Global Crossing, Boeing and WorldCom have shaken confidence in America's corporate leaders. NLPC seeks to promote integrity in corporate governance, including honesty and fair play in relationships with shareholders, employees, business partners and customers. In doing so, NLPC places special emphasis on:

- Asserting that the social responsibility of the corporation is to defend and advance the interests of the people who own the company, the shareholders. True responsibility is fidelity to one's own mission, not someone else's, or someone else's political agenda.

- Exposing the seeking of influence on public officials by corporations, which is the inevitable result of high levels of government spending and intervention in the marketplace.

- Combating practices that undermine the free enterprise system, including philanthropic giving to groups hostile to a free economy.

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Exhibit C


FREE ENTERPRISE
ACTION FUND

home | about the fund | how to invest | advocacy | request information | contact

- Portfolio
- Pricing/Performance
- News
- Semi-Annual Report
- Proxy Voting

THE SOCIAL RESPONSIBILITY OF A BUSINESS IS TO INCREASE ITS PROFITS.

—MILTON FRIEDMAN, WINNER OF THE 1976 NOBEL PRIZE IN ECONOMICS

About the Fund

The Free Enterprise Action Fund is the first mutual fund to seek long-term capital appreciation through investment and advocacy that promote the American system of free enterprise.

Why the Free Enterprise Action Fund? Why now?
Corporations are increasingly under attack by the anti-business movement, i.e. social activists operating under the banners of "Corporate Social Responsibility" (CSR) and "Socially Responsible Investing" (SRI). Many of these activists' agendas and tactics threaten businesses, investor interests, jobs and the free enterprise system.

Why is "corporate social responsibility" a threat?
CSR activists circumvent our democratic process by trying to implement their social agendas through businesses rather the public political process. They try to force businesses to adopt policies and practices outside existing laws and regulations. These activists define what constitutes "corporate social responsibility" according to their own political and social beliefs, and then pressure corporate managements to adopt their agendas. Targeted corporations—fearing organized boycott, negative publicity, shareholder controversy, litigation, and/or product disparagement—often choose to appease these activists.

CSR distracts business from business. CSR activists and initiatives distract corporate managements from their traditional responsibility of operating businesses in the long-term best interests of investors. CSR can harm a company's ability to conduct business based on sound economics, sound science, and traditional business goals and practices.

Appeasement encourages more anti-business activism. Targeted businesses often implement CSR initiatives—which sometimes include giving money to anti-business activists—in an effort to appease activists, not because the programs make business sense, benefit shareholders, or even effectively address social or environmental good. Even after businesses adopt CSR policies, the activists often continue to criticize them and pursue more demands. Appeased activists are encouraged, not quieted. At best, appeasement is a short-sighted strategy that may have long-term adverse effects rippling beyond the bottom line of the targeted company, to other businesses in the same industry and related industries and, ultimately, to the American system of free enterprise.

End-run around democracy. Activists often resort to CSR when their social agendas are rejected in the public debate that makes up our democratic system. Failing to press government into action, frustrated activists resort to demanding private concessions from individual businesses and whole industries. For example, though the Kyoto treaty on global warming has been overwhelmingly rejected by the U.S. Senate (95-0) and the President, global warming activists are pressuring companies to implement the treaty on a private or business-by-business basis.

Why is "socially responsible investing" a potential threat?
So-called "socially responsible investing" (SRI) is the practice of investing based on exclusionary criteria—e.g., avoidance of companies in particular industries or companies otherwise in the disfavor of social activists. SRI funds reportedly controlled over $2 trillion in assets (1 in 9 dollars invested) in 2003. Though most SRI is not currently activist-oriented, **an estimated $448 billion in assets was reportedly controlled in 2003 by shareholder activists,** many of whom are anti-business.

SRI activists are increasingly pressuring business and government for CSR-type concessions. SRI activists pressure businesses on CSR-type issues. SRI investment managers have petitioned the Securities and Exchange Commission (SEC) to force businesses to disclose non-existent "liabilities" for global warming on their balance sheets. Perhaps even more alarming, SRI activists are also lobbying the SEC to change proxy voting rules so that they will be able to elect their own representatives to corporate boards.

Are CSR and SRI always bad?
No. Many businesses incorporate their social ideas as fundamental parts of their business plan specifically to appeal to like-minded consumers. In many situations, this is good business, good marketing and entirely consistent with the values of free enterprise—as is the SRI investor's right to invest in such businesses. The Free Enterprise Action Fund, however, is focused on taking on the anti-business movement—CSR and SRI activists who target companies for appeasements and concessions that are bad for business, bad for investors, and bad for the free enterprise system.

What are the Goals of the Free Enterprise Action Fund?

Our Investment Strategy. The Fund will invest in the common stock of companies generally found in the Fortune 500 and S&P 500. The Fund will seek to enhance the return of this portfolio with certain additional strategies more fully described in the Prospectus.

***Our Advocacy*.** The Fund intends to utilize its status as an institutional shareholder to educate and persuade companies to focus on increasing shareholder value and profits rather than vainly trying to appease outside activists.

The Fund will direct advocacy and education efforts at corporate managements, institutional shareholders, the media and the public.

Our Contribution to Free Enterprise. By working to keep businesses focused on business rather than activist-defined CSR, the Fund aims to promote more generally our system of free enterprise.


invest for freedom™

Who will manage the Free Enterprise Action Fund?
The Fund is managed by Action Fund Management, LLC, a registered investment adviser. The principals of AFM are Thomas Borelli, PhD, and Steven Milloy, MHS, JD, LLM, who have 30 years of combined experience in public policy issues and advocacy. The Fund's sub-advisor is Thinkorswim Advisors, Inc. The Fund is distributed by BISYS Fund Services Limited Partnership.

What are the risks of investing?
Equity securities (stocks) are more volatile and carry more risk than other forms of investments, including investments in high-grade fixed income securities. The net asset value per share of this Fund will fluctuate as the value of the securities in the portfolio changes.

How do I invest in the Free Enterprise Action Fund?
To obtain a copy of the prospectus click here. To download our investor application forms click here. For a complete investor kit, send an e-mail request to info@freeenterpriseactionfund.com or you may call us at 1.800.766.3960 (Monday-Friday 8 a.m. - 6 p.m.) or write to us at Free Enterprise Action Fund, P.O. Box 182490, Columbus, OH 43218-2490.

An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or click here. Please read the prospectus carefully before investing.

GIBSON, DUNN & CRUTCHER LLP

Exhibit B

National Legal and Policy Center

"promoting ethics in public life"

November 16, 2005

Mr. Michael H. Ullmann
Secretary
Johnson & Johnson

VIA FAX 732-524-0400

Dear Mr. Ullmann:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson & Johnson ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 52 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on how a flat tax might benefit the Company and shareholders.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Flat Tax Report
Letter from SmithBarney

FLAT TAX REPORT

Whereas:

Johnson & Johnson's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes

Whereas:

Johnson & Johnson and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Johnson & Johnson, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Johnson & Johnson of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;

2. Limiting taxable income to only income earned in the U.S.;

3. Replacing depreciation with capital expensing.

4. Abolishing special "preferences" or "loopholes" in the corporate tax code.

5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Johnson & Johnson and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;

2. Reducing corporate tax accounting, planning and compliance costs;

3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;

4. Increasing transparency in accounting and improved planning for investment and other activities;

5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomeworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

SMITH BARNEY
citigroup

Edward H. Rumph
Vice President - Investments
Operations Manager
Tel 202 857 5464
Fax 202 857 5460
edward.h.rumph@smithbarney.com

November 15, 2005

Corporate Secretary
Johnson & Johnson

Re: Shareholder Resolution of National Legal and Policy Center

Dear Madam or Sir:

Citigroup Global Markets Inc. holds 52 shares of Johnson & Johnson (the "Company") common stock beneficially for National Legal and Policy Center, the proponent of a shareholder proposal submitted to Johnson & Johnson and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Citigroup Global Markets Inc. have been beneficially owned by National Legal and Policy Center continuously for more than one year prior to the submission of its resolution. Thirty-two of these shares of stock were purchased on November 11, 2003, and 20 of these shares were received into the account on September 18, 2003, and Citigroup Global Markets Inc. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Edward H. Rumph
Vice President – Investments
Operations Manager

Cc: Peter Flaherty, NLPC

STEVEN J. MILLOY
ATTORNEY AT LAW
12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Johnson & Johnson; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the National Legal and Policy Center, attached please find six (6) copies of the Center's response to a December 19, 2005 request by Johnson & Johnson for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Peter Flaherty, National Legal and Policy Center

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Johnson & Johnson; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC" or the "Center") in response to the December 19, 2005 request by Johnson & Johnson (the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with the Company's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8, or in the alternative that Johnson & Johnson may exclude certain website citations from the Proposal.

We believe the Proposal is not excludable for any of the reasons claimed by Johnson & Johnson, nor are the website citations excludable.

THE PROPOSAL

The Proposal states in its entirety:

FLAT TAX REPORT

Whereas:

Johnson & Johnson's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

Whereas:

Johnson & Johnson and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Johnson & Johnson, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Johnson & Johnson of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing.
4. Abolishing special "preferences" or "loopholes" in the corporate tax code.
5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Johnson & Johnson and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;
2. Reducing corporate tax accounting, planning and compliance costs;
3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;

4. Increasing transparency in accounting and improved planning for investment and other activities;

5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomeworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

RESPONSES TO JOHNSON & JOHNSON's CLAIMS

I. The Proposal is not excludable as being vague or indefinite.

The Proposal requests that Johnson & Johnson report to shareholders on the impact of a "flat tax" as described in the book "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. As discussed more fully, *below*, "Flat Tax Revolution" provides reasonably precise directions for fulfilling the Proposal's request. The prior Staff letters cited by Johnson & Johnson – including *Kroger Co.* (avail. Mar. 19, 2004); *The Ryland Group, Inc.* (avail. Jan. 19, 2005); *Albertsons, Inc.* (avail. Mar, 5, 2004); *Terex Corp.* (avail. Mar. 1, 2004); *Smithfield Foods, Inc.* (avail. July 18, 2003); *Johnson & Johnson* (avail. Feb. 7, 2003); *Alcoa, Inc.* (avail. Dec. 24, 2002) – are therefore irrelevant to the Proposal.

Our point-by-point responses to the claims made by Johnson & Johnson in Part I of the "Analysis" section of its December 9, 2005 letter to the Staff are as follows:

1. The proposal clearly references the "flat tax" proposed in the book entitled, "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. The Proposal states,

> Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

The term "flat tax" refers specifically to the flat tax concept raised in "Flat Tax Revolution."

As widely discussed in the public media and as described in the Proposal, the flat tax contemplates: (1) taxing all profits at a flat rate of 17 percent; (2) limiting taxable income to only income earned in the U.S.; (3) replacing depreciation with capital expensing; <u>and</u> (4) abolishing special preferences or "loopholes" in the tax code. The Proposal contemplates that these conditions be considered <u>jointly</u> in the requested report. If the

Staff believes that clarification would assist the implementation of this Proposal, we request the opportunity to amend the Proposal.

2. The terms used in the Proposal, including: "profits"; "income earned in the U.S."; "depreciation and capital expensing"; "special preferences and 'loopholes'"; and "reduced business compliance costs" are either commonly understood terms or are adequately explained in "Flat Tax Revolution." References to the Internal Revenue Code (the "IRC" or "Code") are irrelevant since the flat tax would substantially revise the existing Code. To the extent that terms used in the Proposal may include some uncertainty, Johnson & Johnson may certainly exercise reasonable discretion in determining how to address any such uncertainties. There is no requirement that the Proposal provide precise directions that provide no room for the exercise of reasonable discretion.

a. In the context of the flat tax, the term "profits" has an unequivocal meaning. "Flat Tax Revolution" states:

> Profits are derived by taking a company's total revenue and subtracting 1) wages and salaries, 2) purchases of materials and other inputs necessary to run the business and producing the business's goods and/or services, and 3) purchases of plants and equipment.

The existing Code and its definitions and provisions are irrelevant to the Proposal, since the flat tax would involve substantial revision of the IRC. The flat tax only applies to federal tax liabilities, so state tax schemes are also irrelevant to the Proposal.

b. In the context of the flat tax, "Flat Tax Revolution" states,

> "The flat tax will only tax companies on the income they make in the United States."

This simple statement will be easily applicable to the vast majority of Johnson & Johnson's income. To the extent that income classification issues are in doubt, Johnson & Johnson may exercise reasonable discretion in addressing uncertainties and presenting analyses for alternative scenarios. There is no requirement that the Proposal provide detailed instructions eliminate all situations where some uncertainty may require that reasonable judgment may be required.

The existing IRC and its definitions and provisions are irrelevant to the Proposal, since the flat tax would involve substantial revision of the IRC.

c. With respect to depreciation and capital expensing and the flat tax, "Flat Tax Revolution" states in part,

"Currently small businesses can expense only up to $100,000 a year immediately. Why shouldn't they – and all companies – be allowed to expense all investments?

Under a flat tax, depreciation schedule and credits would go into the dumpster. Businesses would be allowed to expense immediately the purchase of long-lived physical assets. If a company bought a piece of machinery, the cost would be written off entirely in the year in which the purchase was made. No more depreciating an asset over a number of years. No more trying to figure out if a particular asset qualifies for some credit or for accelerated depreciation.

If a company made large investments and therefore had negative income during a year, the loss could be carried forward to use against profits for as many years as necessary to use it up."

This simple statement will be easily applicable to the vast majority of Johnson & Johnson's depreciation and capital expensing issues. To the extent that depreciation and capital expensing issues are in doubt, Johnson & Johnson may exercise reasonable discretion in addressing uncertainties and presenting analyses for alternative scenarios. There is no requirement that the Proposal provide detailed instructions eliminate all situations where some uncertainty may require that reasonable judgment may be required.

The existing IRC and its definitions and provisions are irrelevant to the Proposal, since the flat tax would involve substantial revision of the IRC.

d. With respect to special preferences or "loopholes" and the flat tax, "Flat Tax Revolution" states

"Corporate loopholes, all of them would be abolished, under the flat tax."

It would be impossible to enumerate the special preferences and "loopholes" abolished by the flat tax simply because they are too numerous, particularly for enumeration in the Proposal, which is limited to 500 words. The concept and structure of the flat tax, however, obviates the need for such enumeration.

As described, supra, the flat tax, provides for the simple taxation of profits, which, as described in "Flat Tax Revolution" are,

"... derived by taking a company's total revenue and subtracting 1) wages and salaries, 2) purchases of materials and other inputs necessary to run the business and producing the business's goods and/or services, and 3) purchases of plants and equipment."

The calculation of the flat tax clearly necessarily eliminates consideration of any and all special preferences or loopholes. To the extent that special preferences or loopholes may be in doubt, Johnson & Johnson may exercise reasonable discretion in addressing uncertainties and presenting analyses for alternative scenarios. There is no requirement that the Proposal provide detailed instructions eliminate all situations where some uncertainty may require that reasonable judgment may be required.

The existing IRC and its definitions and provisions are irrelevant to the Proposal, since the flat tax would involve substantial revision of the IRC.

e. The Proposal term "reduced business compliance costs" is sufficiently clear and Johnson & Johnson acknowledges as much in its letter by correctly assuming "reduced costs in tax compliance." To the extent that the method of calculating "reduced business compliance costs" is in doubt, Johnson & Johnson may exercise reasonable discretion in addressing uncertainties and presenting analyses for alternative scenarios. There is no requirement that the Proposal provide detailed instructions eliminate all situations where some uncertainty may require that reasonable judgment may be required.

3. The Proposal requests Johnson & Johnson to calculate the impact of a flat tax on its current operations. The Proposal does not require or even suggest that Johnson & Johnson entertain hypothetical scenarios or predict the future of its business operations. Certainly Johnson & Johnson's report could, in the exercise of reasonable discretion, address hypothetical scenarios that it deems significant or likely.

4. The Proposal contemplates that Johnson & Johnson will use reasonable discretion to determine an appropriate time frame for the report requested by the Proposal. Johnson & Johnson, not shareholders, is in the best position to determine what time frame the report should address. Rule 14a-8 does not require Proposals to be so specific that companies have no ability to exercise reasonable discretion.

One of the purposes of the flat tax, as described in "Flat Tax Revolution," is to simplify tax code compliance. It contemplates substantial revision of the Internal Revenue Code. Johnson & Johnson's claim that, "the Proposal is vague and indefinite because it contains only general and uninformative references to the complex and multifaceted set of issues that would be implicated by the Proposal," is without factual basis because the flat, by definition, obviates concerns issues raised by the existing Internal Revenue Code.

II. The Proposal is not excludable as pertaining to Johnson & Johnson's ordinary business operations.

The Proposal does not pertain to Johnson & Johnson's ordinary business operations. The potential impacts of a significant overhaul of the Internal Revenue Code manifestly are out of the realm of "ordinary business operations" and amount to a significant public policy that, if enacted into law, could significantly benefit the Company and shareholders.

The Proposal's requested report does not affect management's ability to run the company on a day-to-day basis. The Proposal does not attempt to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal merely requests the Company to report, at reasonable cost, to shareholders.

A. The Proposal does not impermissibly relate to Johnson & Johnson's sources of financing.

The Proposal specifically excludes disclosure of proprietary information.

The prior Staff and Commission actions cited by Johnson & Johnson in its letter are irrelevant to the Proposal, as follows:

- *Texaco Inc.* (avail. Mar.31, 1992) and *EI du Pont de Nemours & Co.* (avail. Oct. 16, 1992). The Proposal does not request that Johnson & Johnson reject taxpayer-guaranteed loans, credits or subsidies. The Proposal requests a report not that Johnson & Johnson take any other action.

- *General Electric Co.* (avail. Feb 15, 2000). The Proposal does not request that Johnson & Johnson report on any financial benefits received under various governmental provisions, such as tax abatements and tax credits.

- *Pfizer Inc.* (avail. Feb 5, 2003) and *Pepsico, Inc.* (avail. Mar. 13, 2003). The Proposal does not request that Johnson & Johnson report on any tax breaks that the Company has previously received. The Proposal requests a report on a hypothetical application of flat tax principles, not disclosure of confidential business information.

The Proposal does not request information pertaining to Johnson & Johnson's current tax status or financing and does not implicate the Company's tax planning. The Proposal does not request the Company to divulge any proprietary or confidential information. The Proposal specifically requests that any proprietary information be excluded from the requested report. The Proposal simply requests a report on the impacts of a potential revision of the Internal Revenue Code.

B. The Proposal does not relate to an assessment of pending legislation.

The Proposal does not request that Johnson & Johnson involve itself or report on and pending legislation, including H.R. 1040, 109th Cong. (2005).

The precedent cited by Johnson & Johnson is irrelevant as follows:

- *Int'l Business Machines Corporation* (avail. Mar 2, 2000). The Proposal does not request that Johnson & Johnson establish a board for the purpose of evaluating legislative proposals. The Proposal only requests a report on the impacts on the Company of a flat tax.

- *Pacific Enterprises* (avail. Feb. 12, 1996). The Proposal does not request that Johnson & Johnson involve itself in and political or legislative process relating to the Company's operations. The Proposal requests a report on the impacts of a hypothetical flat tax.

- *Pepsico, Inc.* (avail. Mar 7, 1991); *Dole Good Company* (avail. Feb. 10. 1992); *GTE Corporation* (avail. Feb 10, 1992); and *Minnesota Mining and Manufacturing Co.* (avail. Feb. 10, 1992). Since the flat tax as described in "The Flat Tax Revolution" is not embodied in any pending legislation, the Proposal does not request that Johnson & Johnson evaluate any current legislative proposal.

The Proposal does not explicitly or implicitly seek to involve Johnson & Johnson in public policy discussions regarding the nation's tax policy. The Proposal merely requests that Johnson & Johnson report to shareholders on the hypothetical impacts to the Company of a flat tax.

C. The Proposal does not address ordinary business matters.

The Proposal involves "significant policy issues" that do not constitute ordinary business operations. The flat tax contemplates substantial revision of the Internal Revenue Code – an event with impacts on, and ramifications to the Company that could hardly be characterized as "ordinary business operations."

A shareowner proposal involving significant policy issues is not excludable, and Johnson & Johnson has offered no precedent or other legal rationale for excluding a shareowner proposal involving a significant policy issue merely because it may touch on some hypothetical aspect of ordinary business operations at some point in the future.

The no-action letters previously issued by the Staff and cited by Johnson & Johnson are irrelevant as follows:

- *General Electric Company* (avail. Feb. 10, 2000). The proposal does not request that Johnson & Johnson discontinue any accounting technique or direct the Company's use of Funds. The Proposal requests a report to shareowners on the impact to the Company of the flat tax.

- *Medallion Financial Corp.* (avail. May 11, 2004). The Proposal does not request that Johnson & Johnson engage an investment bank to evaluate alternatives to enhance shareowner value. The Proposal requests a report to shareowners on the impact to the Company of the flat tax.

- *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999). The Proposal does not request a report to ensure that Johnson & Johnson takes or avoid any action. The Proposal requests a report to shareowners on the hypothetical impact to the Company of the flat tax.

- *Pfizer Inc.* (avail. Feb 5, 2003); *Pepsico, Inc.* (avail. Mar. 13, 2000); and *E*Trade Group, Inc.* (avail. Oct 31. 2000). The Proposal does not request that Johnson & Johnson detail the special preferences or loopholes that it may rely on in the ordinary course of business. Since the Proposal's requested report on the flat tax, in fact, would specifically exclude such items from the calculation of the requested flat tax report, the Proposal is not excludable as partially addressing ordinary business operations.

III. The citation to the website of the Free Enterprise Action Fund is not irrelevant and Johnson & Johnson may not exclude it from the Proposal.

GE's incorrectly claims that the Proposal's citation to the website addresses http://www.nlpc.org/cip.asp ("NLPC website") and www.FreeEnterpriseActionFund.com/about.html ("Free Enterprise Action Fund website") are misleading and irrelevant to the subject matter of the Proposal.

The Proposal states in part,

> Whereas:
>
> GE's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

The citation to the NLPC website is not misleading or irrelevant because the citation and Proposal promote the notion of corporate integrity.

The Proposal's "Supporting Statement" states in relevant part,

> The flat tax might benefit Johnson & Johnson and its shareholders by:...
>
> 3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;
>
> 4. Increasing transparency in accounting...

The NLPC website's reference to scandals such as Enron and Arthur Andersen are relevant because they involved tax avoidance schemes and accounting fraud that were at least partly facilitated by the complexity of the Internal Revenue Code.

The citation to the Free Enterprise Action Fund website is relevant because it prominently quotes Nobel laureate Milton Friedman: "The social responsibility of a business is to increase shareholder profits." The Proposal's Supporting Statement states in relevant part,

The flat tax might benefit Johnson & Johnson and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;
2. Reducing corporate tax accounting, planning and compliance costs;
3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;
4. Increasing transparency in accounting and improved planning for investment and other activities;
5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

Since the flat tax could increase shareholder value for the reasons stated above, the citation to the Free Enterprise Action Fund web site is relevant.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Johnson & Johnson's request for the Staff to take no action if Johnson & Johnson excludes the Proposal or omits the website citations to from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Johnson & Johnson and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Johnson & Johnson or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Johnson & Johnson's no-action request, please do not hesitate to call me at 301-258-2982.

Sincerely,

Steven J. Milloy

Cc: Michael H. Ullman, Johnson & Johnson
Amy L. Goodman, Gibson, Dunn & Crutcher, LLP
Peter Flaherty, National Legal and Policy Center

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 22, 2005

The proposal requires the board of directors to make available to shareholders, by the 2006 annual meeting of shareholders, a report on the estimated impacts of a flat tax for Johnson & Johnson.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations (i.e., evaluating the impact of a flat tax on Johnson & Johnson). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson & Johnson relies.

Sincerely,

Mark F. Vilardo
Special Counsel